Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

NeuroMetrix, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction (1)	Fee Rate	Amount of Filing Fee (2)
Fees to Be Paid	$10,256,034.00	0.00015310	$1,570.20
Fees Previously Paid	$-		$0.00
Total Transaction Valuation	$10,256,034.00
Total Fees Due for Filing			$1,570.20
Total Fees Previously Paid			$0.00
Total Fee Offsets			$0.00
Net Fee Due			$1,570.20

(1)	The proposed maximum aggregate value of the transaction for the purposes of calculating the filing fee is $10,256,034, which is the estimated aggregate cash consideration (the “Merger Consideration”) payable to the stockholders of NeuroMetrix, Inc. (the “Company”) pursuant to that certain Agreement and Plan of Merger, dated as of December 17, 2024, by and among the Company, electroCore, Inc., and Nexus Merger Sub Inc. (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, the Merger Consideration was calculated as the sum of (i) $9,186,034, the Company’s estimated net cash (after payment of transaction expenses and payments under the Company’s Amended and Restated Management and Retention Incentive Plan) and (ii) an estimated $1,070,000 in anticipated milestone payments in connection with the Company’s sale of its products.

(2)	The filing fee was calculated based upon the product of (A) the Merger Consideration and (B) 0.00015310, the rate applicable under Section 14(g) of the Exchange Act.